Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 29 - 2010

October 27, 2010
FOR IMMEDIATE RELEASE

AURIZON INCREASES MEASURED AND INDICATED IN-PIT MINERAL RESOURCES BY 94% AT CASA BERARDI’S PRINCIPAL AREA

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to report that an updated mineral resource estimate has been completed for the Principal Area at its Casa Berardi Mine, in north-western Québec.  The updated mineral resource estimate was prepared by Scott Wilson Roscoe Postle Associates Inc (“Scott Wilson RPA”) in collaboration with Aurizon’s personnel.

The updated mineral resource estimate integrates the results of the 2009-2010 infill drill program that was completed last winter in the Principal Area.   It will be included in the Pre-feasibility study of an open pit mining operation for the area that is currently in progress.

The updated mineral resource estimate for the Principal Area includes the following:

  A 94% increase (335,000 ounces) of in-pit measured and indicated mineral resources to 5,345,000 tonnes at an average grade of 4.02 grams of gold per tonne or 690,000 ounces of gold (cut-off grade: 0.86 g/t) when compared to the previous estimate as at December 31, 2009.

  A decrease of 6% (-10,000 ounces) in underground measured and indicated mineral resources outside the pit shell to 719,000 tonnes at an average grade of 6.99 grams of gold per tonne or 162,000 ounces of gold ( cut-off grade of 4.0 g/t) when compared to the previous estimate as at December 31, 2009.

The objectives of the infill drill program were to increase the quantity and improve the quality of the mineral resources previously defined in the Principal Area.

"The measured and indicated mineral resources have been substantially increased in the Principal Area.” said Martin Bergeron, P.Eng., Vice-President of Operations.  “This will have a very positive impact on the Pre-feasibility study that is expected to be completed before the end of this year." he added.

Aurizon Mines Ltd.
News Release – October 27, 2010
Aurizon Increases Measured and Indicated In-Pit Mineral Resources by 94% at Casa Berardi’s Principal Area

Table: Principal Area – Mineral Resources

Grade Cut-off (Gold g/t)	Category	August 31, 2010			December 31, 2009			Gain/Loss (oz)
		Tonnes (t)	Grade (g/t)	Gold (oz)	Tonnes (t)	Grade (g/t)	Gold (oz)
0.86 In-Pit	Measured Indicated	163,000 5,182,000	6.85 3.93	36,000 654,000	0 1,785,000	0.00 6.19	0 355,000	36,000 299,000
	M + I Inferred	5,345,000 1,366,000	4.02 2.96	690,000 130,000	1,785,000 841,000	6.19 5.97	355,000 161,000	335,000 (31,000)
4.0 Underground	Measured Indicated	95,000 624,000	6.80 7.02	21,000 141,000	0 837,000	0.00 6.38	0 172,000	21,000 (31,000)
	M + I Inferred	719,000 446,000	6.99 6.60	162,000 95,000	837,000 836,000	6.38 5.97	172,000 161,000	(10,000) (66,000)
Total In-Pit + Underground	Measured Indicated	258,000 5,807,000	6.83 4.26	57,000 795,000	0 2,622,000	0.00 6.25	0 527,000	57,000 268,000
	M + I Inferred	6,064,000 1,812,000	4.37 3.86	852,000 225,000	2,622,000 1,678,000	6.25 5.97	527,000 322,000	325,000 (97,000)

The mineral resource estimate has been calculated using the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definitions Standards for mineral resources in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

The mineral resource estimates were estimated based on the following geological and resource modeling parameters:

•

A total of 38 lenses were interpreted on vertical cross-sections by Casa Berardi geology personnel over a vertical distance of 500 metres from surface, and over an east west distance of 950 metres.  In general, the drill hole spacing is sufficiently dense to confidently interpret the quartz vein systems.

•

A 3D wireframe was created using a minimum grade of 0.5 grams of gold per tonne and a minimum horizontal width of 3 metres.

•

Grade capping factors were applied to raw assays prior to compositing and ranged from
15 to 75 grams of gold per tonne.

•

Two metre composites were created inside each 3D solid, along drill holes and block grades were estimated by inverse distance interpolation with a search sphere of a 50 metre radius.

•

Block volumes were converted to tonnages using a density determined for each lense or group of lenses ranging from 2.69 to 2.95 tonnes per cubic metre.

•

Mineral resource classification is guided by drill hole spacing, variogram range, and proximity to development that confirms the continuity of mineralisation.  Classification also takes into consideration the distance of drill hole composites to block centres; measured resources are up to a maximum of 15 metre mean distance of composites to block centres; indicated resources are from 15 to 25 metres maximum mean distance; and inferred resources are from 25 to 50 metres maximum mean distance of composites to block centres.

Aurizon Mines Ltd.
News Release – October 27, 2010
Aurizon Increases Measured and Indicated In-Pit Mineral Resources by 94% at Casa Berardi’s Principal Area

•

Scott Wilson RPA has evaluated the open pit potential by carrying out a preliminary open pit optimization with Whittle software.

•

The change in the August 31, 2010 mineral resources in comparison to the
December 31, 2009 mineral resources is explained by:

o

Additional drilling.

o

A lower cut-off used for geological interpretation.

o

A higher gold price US$850/oz for Whittle pit optimization in 2010 compared to US$750/oz in 2009.

Geology

Gold mineralization occurs within multiple lenses located on both sides of the Casa Berardi break and dips slightly to the South.  Mineralization is found in veins, stockworks and sulphide rich replacement zones in a volcanic-sedimentary bearing environment.  The zones extend for more than 825 metres along the entire length of the Principal Area deposit.

Outlook

The updated resource block model for the Principal Area will be used in the Pre-feasibility study of an open pit mining operation, currently in progress by BBA inc., Montreal, Quebec, and expected to be completed by the end of the year.  Additional surface and underground drilling will be conducted during the winter to test the extensions of the zones which remain open in all directions.  The 600 metre extension of the underground exploration drift at the 550 metre level has recently been completed which will provide an access to verify the continuity between the Principal Area and the 118, 120 and 123 Zones.

Quality Control and Qualified Person

Information on data verification, Quality Assurance and Quality Control (“QA/QC”), can be found in the ‘Technical Report on the Casa Berardi Mine’, dated February 9, 2009, which can be found under Aurizon’s profile on www.sedar.com.  Information of a scientific or technical nature in this news release has been prepared by or under the supervision of Sylvain Picard, P. Eng., Principal Production Geologist of the Company.  Mineral resource estimates were prepared by Bernard Salmon, ing., General Manager – Quebec of Scott Wilson RPA, a "qualified person" as defined by National Instrument 43-101.

Additional Information

A sketch is attached showing the updated resource outline for the Principal Area at the Casa Berardi Mine.  All other information previously released on Casa Berardi Mine is also available on Aurizon's website at www.aurizon.com.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

Aurizon Mines Ltd.
News Release – October 27, 2010
Aurizon Increases Measured and Indicated In-Pit Mineral Resources by 94% at Casa Berardi’s Principal Area

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com ; Email: info@aurizon.com
Or

Renmark Financial Communications Inc.
1550 Metcalfe, Suite 502
Montreal, QC
H3A 1X6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements regarding an updated mineral resource estimate for the Principal Area at the Company’s Casa Berardi Mine, the effects of and timing of a pre-feasibility study on the Principal Area, timing and expectations of future drilling and work programs, strategic plans and expected outcomes.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

Aurizon Mines Ltd.
News Release – October 27, 2010
Aurizon Increases Measured and Indicated In-Pit Mineral Resources by 94% at Casa Berardi’s Principal Area

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce.  Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this News Release uses the term "indicated" resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also uses the term "inferred" resources.  U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.